Exhibit 99-B.4.18

ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract and the Certificate are endorsed as outlined below.

Delete the Section entitled Transfer of Current Value from the Fixed Plus Account and replace with the following:

During each rolling 12-month period, before an Annuity option is elected, the Contract Holder, or a Participant, as applicable, may transfer either a partial amount or the full amount of the Current Value, up to 20% of the Current
Account Value in the Fixed Plus Account, to any available Fund. The amount available for transfer is based on the
Current Value in the Fixed Plus Account on the date that we receive the transfer request in good order at our
Service Center and is subject to the following conditions:

(a)	Any amount transferred, taken as a loan (if allowed under the Contract) or used to purchase Annuity payments during the prior 12-month period will be included in calculating the amount which equals 20%; and
(b) We reserve the right to include amounts paid under a systematic distribution option when calculating the amount which equals 20%.

If 20% of the amount in the Fixed Plus Account has been transferred in each of four consecutive 12 month periods, and no additional amounts have been transferred or otherwise allocated to the Fixed Plus Account during such 48 month period, the remaining balance may be transferred in the fifth year.

The effective date of this endorsement is the later of the Effective Date of the Contract or Certificate or the date the endorsement is attached to the Contract or Certificate.

/s/ Richard T. Mason

President
ING Life Insurance and Annuity Company

E-SUNYFPA-09